UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE TO

(Amendment No. 15)

Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_____________________________________

STRATASYS LTD.
(Name of Subject Company (Issuer))

NANO DIMENSION LTD.
(Name of Filing Person (Offeror))
_____________________________________

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M85548101
(CUSIP Number of Class of Securities)

Yael Sandler
Chief Financial Officer
Nano Dimension Ltd.
2 Ilan Ramon, Ness Ziona
7403635, Israel
Telephone: +972-73-7509142
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

With copies to:

Oded Har-Even, Esq.
Howard Berkenblit, Esq.
Angela Gomes, Esq.
Eric Victorson, Esq.
Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Telephone: (212) 660-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 15 (this “Amendment No. 15”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and, together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Nano Dimension Ltd., a company organized under the laws of the State of Israel (“Nano”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2023, as subsequently amended and supplemented. The Schedule TO relates to the offer (the “offer”) by Nano to purchase up to 25,266,458 of the outstanding ordinary shares, NIS 0.01 par value per share, of Stratasys Ltd. (“Stratasys” and “Stratasys Shares,” respectively), not already owned by Nano, such that Nano would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, but in any event no less than 5% of the outstanding Stratasys Shares are tendered in the offer, at the price of $25.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (the “Original Offer to Purchase”), as further amended and supplemented by the Supplement to Offer to Purchase, dated June 27, 2023 (the “First Supplement to Offer to Purchase”), as further amended and supplemented by the Second Supplement to Offer to Purchase, dated July 10, 2023 (the “Second Supplement to Offer to Purchase”), as further amended and supplemented by the Third Supplement to Offer to Purchase, dated July 18, 2023 (the “Third Supplement to Offer to Purchase” and, together with the Original Offer to Purchase, the First Supplement to Offer to Purchase and the Second Supplement to Offer to Purchase, the “Offer to Purchase”), and in the related Third Amended Letter of Transmittal, dated July 18, 2023 (the “Third Amended Letter of Transmittal”).

Except as otherwise set forth in this Amendment No. 15, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 15 together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)     By adding the following disclosure as the last paragraph of Section 1 of the Original Offer to Purchase, entitled “Background of the Offer; Contacts with Stratasys”:

“On July 20, 2023, we issued a press release expanding on Nano’s intentions regarding the Stratasys Board, noting that following a successful replacement of the current Stratasys directors with Nano’s director nominees, Nano intends to take steps to appoint independent directors to represent Stratasys shareholder interests for the long term, such that a majority of the Stratasys Board would become independent over time.”

(2)     By amending and restating the subsection (c) entitled “Plans for Stratasys” of Section 2 of the Original Offer to Purchase, entitled “Purpose of the Offer; Effects of the Offer; Plans for Stratasys”, as previously amended and restated, as follows:

“Nano is conducting a detailed review of Stratasys and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the offer. Nano will continue to evaluate the business and operations of Stratasys during the pendency of the offer. On June 13, 2023, we sent a letter to the Stratasys Board to demand that they call an extraordinary general meeting of Stratasys shareholders to remove a majority of the board of directors and replace them with highly qualified nominees proposed by Nano; in response, Stratasys has included our seven proposed directors on the ballot for its next annual general meeting of Stratasys shareholders to be held on August 8, 2023. Following a successful replacement of the current Stratasys directors with Nano’s director nominees, Nano intends to take steps to appoint independent directors to represent Stratasys shareholder interests for the long term, such that a majority of the Stratasys Board would become independent over time. As the largest shareholder of Stratasys, Nano intends to support a review of strategic alternatives to further enhance shareholder value, including through industry consolidation. After the consummation of the offer, Nano intends to conduct a comprehensive review of Stratasys’s business, operations, capitalization and management with a view to optimizing development of Stratasys’s potential in conjunction with Stratasys’s existing businesses. Possible changes could include changes in Stratasys’s business, corporate structure, memorandum of association, articles of association, capitalization, management, SEC registration or Nasdaq listing. In addition, Nano intends to explore various industry consolidating transactions including, but not limited to, a negotiated combination of Stratasys with 3D Systems and acquiring the remaining outstanding Stratasys Shares that Nano will not already own after consummation of the offer as soon as practicable and permissible under applicable U.S. and Israeli law. Our plans may change based on further analysis and Nano and, after completion of the offer, the Stratasys Board may change their plans and intentions at any time, as deemed appropriate.”

We intend to review our investment in Stratasys, its performance and market conditions periodically and consider possible strategies for enhancing value and take such actions with respect to our investment as we deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, additional purchases of Stratasys Shares pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Israeli law. Future purchases may be on the same terms or on terms that are more or less favorable to Stratasys’s shareholders than the terms of the offer. Any possible future purchases will depend on many factors, including the results of the offer, the market price of Stratasys Shares, our business and financial position, and general economic and market conditions. In addition, following the consummation of the offer, we may also determine to dispose of our Stratasys Shares, in whole or in part, at any time and from time to time, subject to applicable laws. Any such decision would be based on our assessment of a number of different factors, including, without limitation, the business, prospects and affairs of Stratasys, the market for the Stratasys Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to us.

Under Israeli law, if a shareholder (together with its affiliates) owns in excess of 45.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, and not solely by means of a tender offer, unless as a result of the purchase the shareholder (together with its affiliates) would own in excess of 90.0% of the issued and outstanding Stratasys Shares. Accordingly, following the consummation of the offer, we may purchase additional Stratasys Shares in the open market or through private transactions, and not solely by means of a tender offer, as long as our (together with our affiliates) aggregate percentage ownership of issued and outstanding Stratasys Shares does not exceed 90.0%.

Provided that the offer shall be accepted in full and the maximum amount of Stratasys Shares under the offer are tendered, subject to the provisions of the Israeli Companies Law, we may subsequently consider purchasing any balance of outstanding Stratasys Shares not held by Nano by tender offer, in the open market, in privately negotiated transactions or other acquisition.

However, under Israeli law, we, our controlling shareholders and any corporation under our or their control, are prohibited from conducting an additional tender offer for Stratasys Shares and from merging with Stratasys within 12 months from the Final Expiration Date.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

NO.	DESCRIPTION
(a)(5)(HH)	Press Release issued by Nano on July 20, 2023.
107	Filing Fee Table, as amended on July 20, 2023.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

NANO DIMENSION LTD.
By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Dated: July 20, 2023

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated May 25, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Notice of Objection.
(a)(1)(G)***	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(1)(H)*	Summary Advertisement as published in the New York Times on May 25, 2023.
(a)(1)(I)*	First Supplement to Offer to Purchase, dated June 27, 2023.
(a)(1)(J)*	First Amended Letter of Transmittal.
(a)(1)(K)*	First Amended Form of Notice of Guaranteed Delivery.
(1)(1)(L)*	First Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(M)*	First Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(N)*	First Amended Notice of Objection.
(a)(1)(O)*	Second Supplement to Offer to Purchase, dated July 10, 2023.
(a)(1)(P)*	Second Amended Letter of Transmittal.
(a)(1)(Q)*	Second Amended Form of Notice of Guaranteed Delivery.
(a)(1)(R)*	Second Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(S)*	Second Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(T)*	Second Amended Notice of Objection.
(a)(1)(U)*	Third Supplement to Offer to Purchase, dated July 18, 2023.
(a)(1)(V)*	Third Amended Letter of Transmittal.
(a)(1)(W)*	Third Amended Notice of Guaranteed Delivery.
(a)(1)(X)*	Third Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(Y)*	Third Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(Z)*	Third Amended Notice of Objection.
(a)(5)(A)*	Press Release issued by Nano on May 25, 2023.
(a)(5)(B)*	Investor Presentation by Nano, dated May 25, 2023.
(a)(5)(C)*	Press Release issued by Nano on May 30, 2023.
(a)(5)(D)*	Investor Presentation by Nano, dated May 30, 2023.
(a)(5)(E)*	Transcript of conference call held by Nano on May 30, 2023.
(a)(5)(F)*	Press Release issued by Nano on June 8, 2023.
(a)(5)(G)*	Investor Presentation by Nano, dated June 8, 2023.
(a)(5)(H)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 8, 2023.
(a)(5)(I)*	Special Tender Offer Information Website, launched by Nano, as amended on June 29, 2023.
(a)(5)(J)*	Press Release issued by Nano on June 13, 2023.
(a)(5)(K)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 13, 2023.
(a)(5)(L)*	Digital Advertising Campaign, launched by Nano, on June 13, 2023.
(a)(5)(M)*	Digital Advertising Campaign, continued by Nano, on June 14, 2023.
(a)(5)(N)*	Press Release issued by Nano on June 15, 2023.
(a)(5)(O)*	Transcript of Video Message to Stratasys Shareholders, issued by Nano, on June 15, 2023.
(a)(5)(P)*	Press Release issued by Nano on June 21, 2023.

NO.	DESCRIPTION
(a)(5)(Q)*	Special Tender Offer Information Website, FAQ Page, launched by Nano, as amended on June 21, 2023.
(a)(5)(R)*	Digital Advertising Campaign, continued by Nano, on June 21, 2023.
(a)(5)(S)*	Press Release issued by Nano on June 27, 2023.
(a)(5)(T)*	Special Tender Offer Information Website, launched by Nano, as amended on June 27, 2023.
(a)(5)(U)*	Digital Advertising Campaign, continued by Nano, on June 27, 2023.
(a)(5)(V)*	Press Release issued by Nano, on June 29, 2023 (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC by Nano on June 29, 2023).
(a)(5)(W)*	Investor Presentation by Nano, dated June 29, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the SEC by Nano on June 29, 2023).
(a)(5)(X)*	Transcript of conference call held by Nano on June 29, 2023.
(a)(5)(Y)*	Nano response to analyst report, dated July 5, 2023.
(a)(5)(Z)*	Press Release issued by Nano on July 10, 2023.
(a)(5)(AA)*	Special Tender Offer Information Website, launched by Nano, as amended on July 18, 2023.
(a)(5)(BB)*	Digital Advertising Campaign, continued by Nano, on July 18, 2023.
(a)(5)(CC)*	Press Release issued by Nano on July 17, 2023.
(a)(5)(DD)*	Press Release issued by Nano on July 17, 2023.
(a)(5)(EE)*	Press Release issued by Nano on July 18, 2023.
(a)(5)(FF)*	Press Release issued by Nano on July 18, 2023.
(a)(5)(GG)*	Press Release issued by Nano on July 19, 2023.
(a)(5)(HH)**	Press Release issued by Nano on July 20, 2023.
(b) – (h)	Not applicable.
107**	Filing Fee Table, as amended on July 20, 2023.

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.